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                                                                    Exhibit 4(i)

                    WESTERN-SOUTHERN LIFE ASSURANCE COMPANY

                             FREE WITHDRAWAL AMOUNT
                                  ENDORSEMENT

The "Free Withdrawal Amount" provision set forth on page 9 of your Contract is hereby amended in its entirety to read as follows:



FREE WITHDRAWAL AMOUNT

     You may withdraw, without a surrender charge, an amount equal to 10% of all purchase payments not already withdrawn which were made less than seven years prior to the date of surrender or withdrawal. This free withdrawal privilege is non-cumulative and available each Contract Year for eligible purchase payments not already withdrawn. Free withdrawal amounts are deemed to be withdrawn on a first-in, first-out basis.




        /s/ James N. Clark                   /s/ John F. Barrett
             Secretary                          President and
                                          Chief Executive Officer